Exhibit 99.3

SECOND SUPPLEMENTAL INDENTURE

Dated as of September 17, 2026

among

THOMSON REUTERS CORPORATION,

as Issuer,

and

THE SUBSIDIARY GUARANTORS PARTY HERETO

and

COMPUTERSHARE TRUST COMPANY OF CANADA,

as Notes Trustee,

and

DEUTSCHE BANK TRUST COMPANY AMERICAS,

as Co-Trustee,

to

INDENTURE

Dated as of September 17, 2026

4.130% Notes due 2029

4.480% Notes due 2031

This Second Supplemental Indenture, dated as of the 17th day of September, 2026, among Thomson Reuters Corporation, a corporation organized under the laws of the Province of Ontario (hereinafter called the “Company”), West Publishing Corporation, a corporation formed under the laws of the State of Minnesota (herein called “West Publishing”), Thomson Reuters Applications Inc., a corporation formed under the laws of the State of Delaware (herein called “Thomson Reuters Applications”), Thomson Reuters (Tax & Accounting) Inc., a corporation formed under the laws of the State of Texas (herein called “Thomson Reuters (Tax & Accounting)” and together, with West Publishing and Thomson Reuters Applications, the “Subsidiary Guarantors”), Computershare Trust Company of Canada, a trust company incorporated under the laws of Canada, as trustee (hereinafter called the “Notes Trustee”) and Deutsche Bank Trust Company Americas, a New York banking corporation (hereinafter called the “Co-Trustee”).

WITNESSETH:

WHEREAS, the Company, the Subsidiary Guarantors, the Notes Trustee and the Co-Trustee entered into an indenture, dated as of September 17, 2026 (the “Indenture”), pursuant to which one or more series of debt securities of the Company (the “Securities”) may be issued from time to time; and

WHEREAS, Section 301 of the Indenture permits the terms of any series of Securities to be established in an indenture supplemental to the Indenture; and

WHEREAS, Section 901 of the Indenture provides that a supplemental indenture may be entered into by the Company, the Subsidiary Guarantors and a Trustee without the consent of any Holders of the Securities for certain purposes stated therein; and

WHEREAS, the Company has requested the Notes Trustee and the Co-Trustee to join with it in the execution and delivery of this Second Supplemental Indenture in order to supplement the Indenture by, among other things, establishing certain terms of two new series of Securities to be known as the Company’s “4.130% Notes due 2029” (the “2029 Notes”) and the Company’s “4.480% Notes due 2031” (the “2031 Notes” and together with the 2029 Notes, the “Notes”), and adding certain provisions thereof for the benefit of the Holders of the Notes; and

WHEREAS, the Company has furnished the Notes Trustee and the Co-Trustee with an Opinion of Counsel and a duly authorized and executed Company Order dated September 17, 2026 authorizing the execution of this Second Supplemental Indenture and the issuance of each series of Notes; and

WHEREAS, all things necessary to make this Second Supplemental Indenture a valid agreement of the Company, the Subsidiary Guarantors, the Notes Trustee and the Co-Trustee and a valid supplement to the Indenture have been done; and

WHEREAS, the foregoing recitals are made as representations and statements of fact by the Company and not the Notes Trustee or Co-Trustee.

NOW, THEREFORE, THIS SECOND SUPPLEMENTAL INDENTURE for and in consideration of the premises and the purchase of the Notes to be issued hereunder by Holders thereof, the Company, the Subsidiary Guarantors, the Notes Trustee and the Co-Trustee, mutually covenant and agree, for the equal and proportionate benefit of the Holders from time to time of the Notes, as follows:

ARTICLE I

DEFINITIONS

The Indenture together with this Second Supplemental Indenture is hereinafter sometimes collectively referred to as the “Indenture.” All capitalized terms which are used herein and not otherwise defined herein are defined in the Indenture and are used herein with the same meanings as in the Indenture.

For all purposes of this Second Supplemental Indenture and the Notes, except as otherwise expressly provided or unless the subject matter or the context otherwise requires:

“2029 Canada Yield Price” means a price equal to the price of a 2029 Note, exclusive of accrued and unpaid interest, calculated to provide a yield to the 2029 Maturity Date, compounded semi-annually and calculated in accordance with generally accepted financial practice, equal to the Government of Canada Yield calculated on the date on which the Company gives notice of redemption pursuant to the Indenture, plus 0.16%.

“2029 Maturity Date” means September 17, 2029.

“2031 Canada Yield Price” means a price equal to the price of a 2031 Note, exclusive of accrued and unpaid interest, calculated to provide a yield to the 2031 Par Call Date, compounded semi-annually and calculated in accordance with generally accepted financial practice, equal to the Government of Canada Yield calculated on the date on which the Company gives notice of redemption pursuant to the Indenture, plus 0.21%.

“2031 Par Call Date” means August 17, 2031.

“Change of Control” means the occurrence of any one of the following: (1) the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger, amalgamation, arrangement or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of Thomson Reuters, taken as a whole, to any person or group, other than to a Thomson Reuters Entity; (2) the first day on which a majority of the members of the Board of Directors are not Continuing Directors; (3) the consummation of any transaction including, without limitation, any merger, amalgamation, arrangement or consolidation the result of which is that any person or group of related persons, other than the Woodbridge Group, becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of more than 50% of the Company Voting Stock (which, for greater certainty, excludes the Thomson Reuters Founders Share in the Company held by Thomson Reuters Founders Share Company), measured by voting power rather than number of shares; or (4) the consummation of a so-called “going private/Rule 13e-3 transaction” that results in any of the effects described in paragraph (a)(3)(ii) of Rule 13e-3 under the Exchange Act (or any successor provision), following which the Woodbridge Group beneficially owns, directly or indirectly, more than 50% of the Company Voting Stock (which, for greater certainty, excludes the Thomson Reuters Founders Share), measured by voting power rather than number of shares. For the purposes of this definition, “person” and “group” have the meanings used in Sections 13(d) and 14(d) of the Exchange Act.

“Change of Control Triggering Event” means the occurrence of both a Change of Control and a Rating Event.

“Company Voting Stock” means, collectively, stock of the class or classes of the Company having general voting power under ordinary circumstances to elect at least a majority of the Board of Directors (irrespective of whether or not at the time stock of any other class or classes shall have or might have voting power by reason of the happening of any contingency) and, at any particular time, any other securities of the Company (excluding debt securities and the Thomson Reuters Founders Share in the Company held by Thomson Reuters Founders Share Company) carrying at that time a voting right ordinarily exercisable at meetings of shareholders either under all circumstances or under some circumstances that have occurred and are continuing.

“Consolidated Shareholders’ Equity” means the aggregate of the stated capital accounts for all of the Company’s outstanding shares and the amount of the Company’s consolidated surplus, whether paid in, earned, or otherwise, as such consolidated surplus is shown on its then most recent audited consolidated balance sheet, determined in accordance with GAAP.

“Continuing Directors” means, as of any date of determination, any member of the Board of Directors who (1) was a member of the Board of Directors on the date of the issuance of the Notes; or (2) was nominated for election, elected or appointed to the Board of Directors with the approval of a majority of the Continuing Directors who were members of the Board of Directors at the time of such nomination, election or appointment (either by a specific vote or by approval of the Company’s management information circular in which such member was named as a nominee for election as a director).

“Co-Obligor” has the meaning set forth in Section 2.03(j) hereof.

“Debt” means notes, bonds, debentures or other similar evidences of indebtedness for money borrowed.

“Exchange Act” means the United States Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder, as amended.

“Fitch” means Fitch Ratings Ltd.

“Funded Obligation” means any Debt, the principal amount of which by its terms is not payable on demand and the due date of payment of which, after giving effect to any right of extension or renewal exercisable unilaterally on the part of the obligor, is more than 18 months from the date of the creation, issue or incurring of the same.

“Government of Canada Yield” as at any date, means the arithmetic average of the respective percentages determined by two major Canadian investment dealers selected by the Company to be the yield to the 2029 Maturity Date or the 2031 Par Call Date, as applicable, which, assuming semi-annual compounding, would be carried by a non-callable Government of Canada bond, having a term to maturity equal to the remaining term to the 2029 Maturity Date or the 2031 Par Call Date, as applicable, and issued in Canadian dollars in Canada at 100% of its principal amount.

“Investment Grade Rating” means a rating equal to or higher than Baa3 (or the equivalent) by Moody’s, BBB- (or the equivalent) by S&P or BBB- (or the equivalent) by Fitch,

and the equivalent investment grade credit rating from any replacement Rating Agency or Rating Agencies selected by the Company.

“Material Subsidiary” means any Subsidiary of the Company the revenues of which for the 12 months ending at the end of the most recently completed fiscal year of such Subsidiary represent 10% or more of the revenues of the Company and its Subsidiaries taken as a whole for the 12 months ending at the end of the most recently completed fiscal year of the Company, or the gross assets of which as at the end of the most recently completed fiscal year of such Subsidiary represent 10% or more of the gross assets of the Company and its Subsidiaries taken as a whole as at the end of the most recently completed fiscal year of the Company, calculated in each case in accordance with GAAP.

“Moody’s” means Moody’s Investors Service, Inc.

“Non-Canadian Person” has the meaning set forth in Section 2.03(i) hereof.

“Non-Canadian Taxing Jurisdiction” has the meaning set forth in Section 2.03(i) hereof.

“Officer’s Certificate” means a certificate signed by the Chairman, Deputy Chairman, the President, the Chief Financial Officer or a Vice President, and by the Treasurer, an Assistant Treasurer, the Secretary, the Deputy Company Secretary or an Assistant Secretary of the Company, and delivered to the Trustee.

“Rating Agencies” means, with respect to a series of Notes, (a) each of Moody’s, S&P and Fitch; and (b) if any of the Rating Agencies ceases to rate the Notes of such series or fails to make a rating of the Notes publicly available for reasons outside of the Company’s control, a “nationally recognized statistical rating organization” within the meaning of Rule 3(a)(62) under the Exchange Act selected by the Company (as certified by a resolution of the Board of Directors) as a replacement for Moody’s, S&P or Fitch, or some or all of them, as the case may be.

“Rating Event” means, with respect to a series of Notes, the rating of the Notes of such series is lowered by all of the Rating Agencies, and the Notes of such series are rated below an Investment Grade Rating by all of the Rating Agencies on any day within the 60-day period (which 60-day period will be extended so long as the rating of the Notes of such series is under publicly announced consideration for a possible downgrade by such number of Rating Agencies) after the earlier of (1) the occurrence of a Change of Control and (2) public notice of the occurrence of a Change of Control or the Company’s intention to effect a Change of Control; provided, however, that a rating event otherwise arising by virtue of a particular reduction in rating will be deemed not to have occurred in respect of a particular Change of Control (and thus will not be deemed a rating event for purposes of the definition of Change of Control Triggering Event) if the Rating Agencies making the reduction in rating to which this definition would otherwise apply do not announce or publicly confirm or inform the Company that the reduction was the result, in whole or in part, of any event or circumstance comprised of or arising as a result of, or in respect of, the applicable Change of Control whether or not the applicable Change of Control has occurred at the time of the rating event.

“Regular Record Date” means the date specified for determining holders entitled to receive interest on the Notes on any Interest Payment Date.

“S&P” means S&P Global Rating Services, a division of S&P Global Inc.

“Thomson Reuters” means the Company and its Subsidiaries and “Thomson Reuters Entity” means any one of them.

“Thomson Reuters Founders Share” means the Thomson Reuters Founders Share in the capital of the Company.

“Thomson Reuters Founders Share Company” means Thomson Reuters Founders Share Company Limited, a corporation incorporated and existing in accordance with the laws of England and Wales.

“Wholly-Owned Subsidiary” means any Subsidiary of which the Company, at the time of determination, directly and/or indirectly, through one or more other Subsidiaries, owns 100% of the shares of Voting Stock/Interests of such Subsidiary.

“Woodbridge” means The Woodbridge Company Limited, a corporation incorporated under the laws of the Province of Ontario.

“Woodbridge Group” means at any particular time such of (a) Woodbridge, (b) the Affiliates of Woodbridge, and (c) the respective successors and assigns of Woodbridge or any such Affiliate, as, at such time, are controlled directly or indirectly by one or more corporations all of the shares of which are held by one or more individuals who are members of the family of the late first Lord Thomson of Fleet or trusts for their benefit.

ARTICLE II

STANDARD PROVISIONS; THE NOTES

Section 2.01 Creation of the Notes; Designation.

In accordance with Section 301 of the Indenture, the Company, as principal, hereby creates, pursuant to the Indenture: (i) a separate series of Securities designated as the “4.130% Notes due 2029” and (ii) a separate series of Securities designated as the “4.480% Notes due 2031”.

Section 2.02 Form of the Notes.

The Notes of each series shall be represented by one or more fully-registered global notes in book-entry form (each, a “Global Note”) which shall each be deposited with, or on behalf of, CDS Clearing and Depository Services Inc. (“CDS”) and registered in the name of CDS & Co. The Global Note in respect of the 2029 Notes shall be in the form of Exhibit I attached hereto and the Global Note in respect of the 2031 Notes shall be in the form of Exhibit II attached hereto. So long as CDS, or its nominee, is the registered owner of a Global Note, CDS or its nominee, as the case may be, shall be considered the sole owner or Holder of the Notes represented by a Global Note for all purposes under the Indenture. Ownership of beneficial interests in a Global Note shall be shown on, and transfers thereof shall be effected only through, records maintained by CDS (with respect to beneficial interests of participants or persons that hold interests through participants) or by participants or persons that hold interest through participants (with respect to beneficial interests of beneficial owners). Beneficial interests in a Global Note will be held in initial denominations of C$2,000 and subsequent multiples of C$1,000 in excess thereof. A Global Note may be transferred, in whole and not in part, only to another nominee of CDS or to a successor of CDS or its nominee.

Section 2.03 Terms and Conditions of the Notes.

The Notes shall be governed by all the terms and conditions of the Indenture, as supplemented by this Second Supplemental Indenture, and in particular, the following provisions shall be terms of the Notes:

(a)  Date of Payment of Principal. The principal of the 2029 Notes issued on the date hereof shall be payable on September 17, 2029. The principal of the 2031 Notes shall be payable on September 17, 2031.

(b)  Issue Price. The 2029 Notes issued on the date hereof shall be issued at 99.978% of the principal amount thereof and the 2031 Notes issued on the date hereof shall be issued at 99.987% of the principal amount thereof.

(c)  Interest.

(A)  The 2029 Notes shall bear interest at the rate of 4.130% per annum; and the 2031 Notes shall bear interest at the rate of 4.480% per annum provided, that in each case any principal and premium and any installment of interest which is overdue shall bear interest at the same rate (to the extent that the payment of such interest shall be legally enforceable). The interest for each series of Notes will be calculated on the basis of a 365-day year.

(B)  Interest in respect of each series of Notes shall accrue from and including September 17, 2026 or from and including the most recent Interest Payment Date to which interest has been paid or duly provided for.

(C)  The Interest Payment Dates on which interest shall be payable in respect of each series of Notes shall be March 17 and September 17 in each year, commencing March 17, 2027.

(D)  The Regular Record Dates for interest in respect of each series of Notes shall be March 1 and September 1 (whether or not a Business Day) in respect of the interest payable on March 17 and September 17, respectively.

(d)  Payment of Principal and Interest. Settlement for the Notes shall be made in immediately available funds. All payments of principal and interest shall be made by the Company in immediately available funds. The Notes shall trade in the depository system of CDS until Maturity, and secondary market trading activity for the Notes shall settle in immediately available funds.

(e)  Optional Redemption.

(A)  The 2029 Notes shall be redeemable at the election of the Company, in whole or in part, at any time on not less than 10 days’ and not more than 60 days’ prior notice at a Redemption Price equal to the greater of (i) the 2029 Canada Yield Price and (ii) 100% of the principal amount of the 2029 Notes, in each case together with accrued and unpaid interest thereon to the Redemption

Date. Such accrued interest and the Redemption Price will be calculated on the basis of a 365-day year. Unless the Company defaults in the payment of the Redemption Price, on or after the Redemption Date, interest will cease to accrue on the 2029 Notes or the portions thereof called for redemption.

(B)  Prior to the 2031 Par Call Date, the 2031 Notes shall be redeemable at the election of the Company, in whole or in part, at any time on not less than 10 days’ and not more than 60 days’ prior notice at a Redemption Price equal to the greater of (i) the 2031 Canada Yield Price and (ii) 100% of the principal amount of the 2031 Notes, in each case together with accrued and unpaid interest thereon to the Redemption Date. Such accrued interest and the Redemption Price will be calculated on the basis of a 365-day year. Unless the Company defaults in the payment of the Redemption Price, on or after the Redemption Date, interest will cease to accrue on the 2031 Notes or the portions thereof called for redemption. On or after the 2031 Par Call Date, the 2031 Notes shall be redeemable at the election of the Company, in whole or in part, at any time on not less than 10 days’ and not more than 60 days’ prior notice at a Redemption Price equal to 100% of the principal amount of the 2031 Notes, together with accrued and unpaid interest thereon to the Redemption Date.

In each case, where fewer than all of the Notes are to be redeemed, the applicable Notes to be so redeemed will be redeemed on a pro rata basis according to the principal amount of such Notes registered in the respective name of each holder of such Notes or in such other manner as the Notes Trustee may consider fair and appropriate in accordance with the procedures of CDS, provided that no such partial redemption shall reduce the non-redeemed portion of the principal amount of Notes to less than the minimum authorized denomination of the Notes.

(f)  Negative Pledge

So long as any of the Notes are Outstanding:

(A)  the Company will not create or permit to subsist after knowledge of the existence thereof any Security Interest upon any part of its undertaking or assets to secure any Debt of the Company; or

(B) the Company will not permit any Material Subsidiary to give any Guarantee to secure any Debt of the Company,

without at the same time or as soon as reasonably practicable thereafter offering to the Holders of Notes a ratable and pari passu interest in the same Security Interest or Guarantee, as applicable, but the covenant in this Section 2.03(f) will not apply to, or operate to prevent:

(I)  any Security Interest for, or any Guarantee by a Material Subsidiary of, any Debt of the Company, as applicable, the amount of which, when aggregated with the amount of all other Debt of the Company then outstanding in respect of which Security Interest or a Guarantee by a Material Subsidiary has been given, excluding any Security Interest or Guarantee given pursuant to the exceptions in subparagraphs (II) to (IV) below, would not exceed 10% of Consolidated Shareholders’ Equity;

(II)  any Security Interest on (a) any asset (including shares) acquired or held by the Company to secure Debt of the Company, respectively, incurred solely for the purpose of financing the acquisition, construction, research, development or improvement of such asset, or (b) shares of a Subsidiary organized solely to acquire any such asset;

(III)  the assumption by the Company of any Security Interest in existence on any asset at the time of acquisition thereof, including any such assumption consequent upon any amalgamation, merger, arrangement or other corporate reorganization;

(IV) the Company giving any Security Interest (other than on shares or fixed assets) in the ordinary course of its business to any bank or banks or others to secure any Debt of the Company that is not a Funded Obligation; or

(V) the extension, renewal or refunding of any Security Interest permitted under subparagraphs (II) to (IV) above to the extent of the principal amount of the Debt of the Company, as applicable, secured by and owing under any such Security Interest at the time of such extension, renewal or refunding.

(g)  Merger, Consolidation or Amalgamation. For purposes of the Notes, Section 801 of the Indenture shall not apply in respect of (i) any consolidation, amalgamation or merger involving the Company and any one or more of its Subsidiaries; (ii) any conveyance, transfer, or sale of lease of the Company’s properties or assets to any one or more of its Subsidiaries; or (iii) any other transaction between the Company and any one or more of its Subsidiaries.

(h)  Applicability of Defeasance or Covenant Defeasance. The provisions of Article 14 of the Indenture shall apply to the Notes.

(i)  Additional Amounts. For purposes of the Notes, Section 1005 of the Indenture shall be replaced with the following:

Where any Person assumes the Company’s obligations under this Indenture as a result of an amalgamation, consolidation, merger, conveyance, transfer or lease effected in compliance with Article Eight and such Person is domiciled or otherwise resident for Tax purposes in or makes payment on or in respect of the Notes from a jurisdiction other than Canada or a political subdivision thereof (each such Person, a “Non-Canadian Person”), then:

(A)  the provisions of 2.03(j)(B)(I) through (VII) and 2.03(j)(C) of the Second Supplemental Indenture shall apply to such Non-Canadian Person, with such modifications, additions or substitutions as may be appropriate with respect to such jurisdiction, including, without limitation, that “Co-Obligor” shall be read as such Person and “Non-Canadian Taxing Jurisdiction” shall be read as the jurisdiction of domicile or residence for Tax purposes of such Non-Canadian Person or any jurisdiction from which payments on or in respect of the Notes are made or any authority or agency therein or thereof having the power to tax, subject to customary exceptions consistent with the nature of the exceptions set forth in Section 2.03(j)(B)(II)(i) through (x) of the Second Supplemental Indenture;

(B)  at least 10 days prior to each date on which any payment under or with respect to the Securities is due and payable, if such Non-Canadian Person will be obligated to pay Foreign Additional Amounts with respect to such payment, such Non-Canadian Person will deliver to the Trustee an Officer’s Certificate stating the fact that such Foreign Additional Amounts will be payable, the amounts so payable and will set forth such other information necessary to enable the Trustee to pay such Foreign Additional Amounts to Holders on the payment date;

(C)  whenever in this Indenture there is mentioned, in any context, the payment of principal (and premium, if any), Redemption Price, interest or any other amount payable under or with respect to any Security such mention shall be deemed to include mention of the payment of Foreign Additional Amounts provided for in this Section 1005 to the extent that, in such context, Foreign Additional Amounts are, were or would be payable in respect thereof pursuant to the provisions of this Section 1005 and express mention of the payment of Foreign Additional Amounts (if applicable) in any provisions of this Indenture shall not be construed as excluding Foreign Additional Amounts in those provisions of this Indenture where such express mention is not made (if applicable); and

(D)  such Non-Canadian Person will furnish to Holders, within 30 days after the date the payment of any Taxes of a Foreign Taxing Jurisdiction is due pursuant to applicable law, certified copies of tax receipts evidencing such payment by such Non-Canadian Person.

(j)  Assumption by a Subsidiary.

The Company shall have the right at any time, without notice to or consent of the Holders of the Notes of either series, to designate a Wholly-Owned Subsidiary to assume, as co-obligor (a “Co-Obligor”) on a joint and several basis with the Company, all obligations of the Company under the Indenture (insofar as it applies to a particular series of Notes) and a particular series of Notes, provided that:

(A)  by an indenture supplemental to the Indenture, executed and delivered to the Trustees, in form satisfactory to the Trustees, the Co-Obligor shall expressly assume, as co-obligor on a joint and several basis with the Company, the Company’s obligation for the due and punctual payment of the principal of (and premium, if any), including the Redemption Price and Repayment Price, and interest on all the Notes of such series and the performance of every covenant of the Indenture (insofar as it applies to the Notes of such series) on the part of the Company to be performed or observed;

(B)  such supplemental indenture shall also provide that:

(I)  all payments made by the Co-Obligor under or with respect to the Notes of such series will be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other governmental charge (including penalties, interest and other liabilities related thereto) (hereinafter “Taxes”) imposed by or on behalf of the government of any jurisdiction in which the Co-Obligor is domiciled or otherwise resident for Tax purposes or from which it makes payment on or in respect of the Notes or by any authority or agency therein or thereof having the power to tax (other than Canada or a political subdivision thereof) (each, a “Non-Canadian Taxing Jurisdiction”), unless the Co-Obligor is required to withhold or deduct any amount for or on account of Taxes of any Non-Canadian Taxing Jurisdiction by law or by the interpretation or administration thereof;

(II)  if the Co-Obligor is so required to withhold or deduct any amount for or on account of any Taxes of a Non-Canadian Taxing Jurisdiction from any payment made under or with respect to the Notes of such series, the Co-Obligor will pay such additional amounts (“Foreign Additional Amounts”) as may be necessary so that the net amount received by each Holder or beneficial owner of Notes after such withholding or deduction (including any withholding or deduction of Taxes of a Non-Canadian Taxing Jurisdiction attributable to such Foreign Additional Amounts) will not be less than the amount the Holder or beneficial owner would have received if such Taxes had not been withheld or deducted, provided that no such Foreign Additional Amounts will be payable with respect to;

(i)  any Taxes imposed by reason of the Holder or beneficial owner of Notes (or a fiduciary, settlor, beneficiary, member or shareholder of, or possessor of power over, such Holder or beneficial owner, if such Holder or beneficial owner is an estate, trust, partnership, limited liability company or corporation) being considered as having a present or former connection to a Non-Canadian Taxing Jurisdiction or a political subdivision thereof or therein (including, but not limited to, citizenship, nationality, residence, domicile, incorporation, or existence of a business, including without limitation a non-resident insurer who carries on an insurance business in a Non-Canadian Taxing Jurisdiction and in a country other than such Non-Canadian Taxing Jurisdiction, a permanent establishment, a dependent agent, a place of business or a place of management present or deemed present within a Non-Canadian Taxing Jurisdiction), other than any connection arising solely from the acquisition, ownership or disposition of the Notes or the receipt of payments under or with respect to the Notes;

(ii)  any Taxes imposed because the Holder or beneficial owner of Notes:

(a)

is or was for United States federal income tax purposes a personal holding company, a passive foreign investment company, a controlled foreign corporation, or a corporation that has accumulated earnings to avoid United States federal income tax;

(b)

actually or constructively owns or owned 10% or more of the total combined voting power of all classes of stock of the Co-Obligor or the Company within the meaning of Section 871(h)(3) of the U.S. Internal Revenue Code of 1986, as amended (or any successor provision); or

(c)	is or was a bank receiving interest as described in Section 881(c)(3) of the U.S. Internal Revenue Code of 1986, as amended (or any successor provision);

(iii)  any Taxes that are imposed or withheld by reason of the failure of the Holder or beneficial owner of Notes of such series to comply with any certification, identification, information, documentation or other reporting requirement if compliance is required by law, regulation, or administrative practice of a Non-Canadian Taxing Jurisdiction or an applicable treaty as a precondition to exemption from, or a reduction in the rate of deduction or withholding of, such Taxes or is otherwise reasonably requested by the Company or Co-Obligor to support a claim for relief or exemption from such Taxes;

(iv)  any estate, inheritance, gift, sales, transfer, excise or personal property or any similar Taxes with respect to the Notes of such series;

(v)  any Tax that is payable, imposed, levied, collected or assessed other than by withholding from payments made on or in respect of the Notes of such series;

(vi)  any Note presented for payment (where presentation is required) more than 30 days after the later of (i) the date on which such payment first becomes due or (ii) if the full amount of the monies payable has not been paid to the Holders or beneficial owners of the Notes of such series on or prior to such date, the date on which the full amount of such monies has been paid to the Holders or beneficial owners of the Notes, except to the extent that the Holder or beneficial owner of the Notes of such series would have been entitled to such Foreign Additional Amounts on presentation of the same for payment on the last day of such period of 30 days;

(vii)  any Taxes required to be withheld by any paying agent from any payment on a Note of such series, if such payment can be made without such withholding by any other paying agent;

(viii)  any (i) tax, assessment, withholding or deduction required pursuant to Sections 1471 to 1474 of the U.S. Internal Revenue Code of 1986, as amended (“FATCA”), or any successor version thereof, or any similar legislation imposed by any other governmental authority, or (ii) Tax or penalty arising from the Holder’s or beneficial owner’s failure to properly comply with the Holder’s or beneficial owner’s obligations imposed under the Canada-United States Enhanced Tax Information Exchange Agreement Implementation Act (Canada) or any treaty, law or regulation or other official guidance enacted by Canada implementing FATCA or an intergovernmental agreement with respect to FATCA or any similar legislation imposed by any other governmental authority, including, for greater certainty, Part XVIII and Part XIX of the Income Tax Act (Canada); or

(ix)  any backup withholding pursuant to Section 3406 of the U.S. Internal Revenue Code of 1986, as amended; or

(x)  any Taxes imposed by reason of any combination of the foregoing;

nor will any Foreign Additional Amounts be paid with respect to any payment on a Note of such series to any beneficial owner that is not the sole beneficial owner of such Note, or a portion of such Note, or that is a fiduciary, partnership or limited liability company, but only to the extent that a beneficiary or settlor with respect to the fiduciary, a beneficial owner or a member of the partnership or limited liability company would not have been entitled to the payment of such Foreign Additional Amounts had such beneficiary, settlor, beneficial owner or member received directly its beneficial or distributive share of such payment;

(III)  the obligations of the Co-Obligor under this Section 2.03(j) shall survive the termination of the Indenture;

(IV)  if the Co-Obligor is required by law or by the interpretation or administration thereof to withhold or deduct any Taxes of a Non-Canadian Taxing Jurisdiction from any payment under or with respect to the Notes for which the Co-Obligor would then have been required to pay Foreign Additional Amounts and fails to so withhold or deduct, the Co-Obligor will indemnify and hold harmless each Holder or beneficial owner of such Notes for the amount of:

(i)   any Taxes of a Non-Canadian Taxing Jurisdiction levied or imposed on and paid by such Holder or beneficial owner;

(ii)   any liability (including penalties, interest and expenses) arising from such Taxes; and

(iii)  any Taxes of a Non-Canadian Taxing Jurisdiction imposed with respect to any payment under clause (i) or (ii) above;

(V)  immediately after giving effect to such transaction, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have happened and be continuing;

(VI)  following such transaction, the Company shall not be discharged from its obligations and covenants under the Indenture and the Notes of such series; and

(VII)  the Company shall have delivered to the Notes Trustee an Officer’s Certificate and an Opinion of Counsel, each stating that such assumption and such supplemental indenture comply with this Section 2.03(j) and that all conditions precedent provided for relating to such transaction have been complied with;

and

(C)  the obligations of the Co-Obligor under the Notes shall rank equally with all of the Co-Obligor’s other unsecured and unsubordinated obligations.

(k)  Tax Redemption. Where any Non-Canadian Person (i) assumes the Company’s obligations under the Notes of either series and this Indenture as a result of an amalgamation, consolidation, merger, conveyance, transfer or lease effected in compliance with Article Eight of the Indenture (such that, pursuant to Section 2.03(i) hereof, the provisions of Section 2.03(j)(B)(I) through (VII) and Section 2.03(j)(C) of the Second Supplemental Indenture have become applicable to such Non-Canadian Person with such modifications, additions or substitutions as may be appropriate with respect to such jurisdiction), or (ii) becomes a Co-Obligor under the Notes of either series in accordance with Section 2.03(j) hereof, the Securities will be redeemable, at such Non-Canadian Person’s option, in whole and not in part, at any time, at 100% of the aggregate principal amount, together with accrued and unpaid interest thereon to the Redemption Date (including Foreign Additional Amounts), upon the giving of a notice as described in Section 1102 and Section 1104 of the Indenture, if (1) such Non-Canadian Person determines that (a) as a result of any change in or amendment to (including any officially announced prospective change or amendment) the laws (or any rules, regulations, rulings or administrative pronouncements promulgated thereunder) of any Non-Canadian Taxing Jurisdiction, or any change in official position regarding the application or interpretation of such laws, rules, regulations, rulings or administrative pronouncements (including a holding by a court of competent jurisdiction), which change or amendment is announced or becomes effective (assuming, in the case of any announced prospective change, that such announced change will become effective as of the date specified in such announcement and in the form announced) on or after the date such successor Non-Canadian Person assumes the Company’s obligations, such Non-Canadian Person has or will become obligated to pay, on the next succeeding Interest Payment Date, Foreign Additional Amounts with respect to any Notes of such series or (b) on or after the date such successor Non-Canadian Person assumes the Company’s obligations, any action has been taken by any taxing authority of, or any decision has been rendered by a court of competent jurisdiction in, a Non-Canadian Taxing Jurisdiction, including any of those actions specified in clause (a) above, whether or not such action was taken or decision was rendered with respect to such Non-Canadian Person, or any change, amendment, application or interpretation shall be officially proposed (assuming that such announced change will become effective as of the date specified in such announcement and in the form announced), which, in any such case, in the Opinion of Counsel to such Non-Canadian Person, will result in such Non-Canadian Person becoming obligated to pay, on the next succeeding Interest Payment Date, Foreign Additional Amounts with respect to any Notes of such series, and (2) in any such case, such Person in its business judgment determines that such obligation cannot be avoided by the use of reasonable measures available to such Non-Canadian Person (which, for the avoidance of doubt, shall not include a change in the terms of the Notes of such series or a substitution of the debtor); provided however, that at the time such notice of redemption is given, such obligation to pay such Foreign Additional Amounts remains in effect.

(l)  Offer to Repurchase on Change of Control Triggering Event.

(A)  If a Change of Control Triggering Event occurs, unless the Company has exercised its right to redeem the Notes of a series, the Company will be required to make an offer to repurchase all, or, at the Holder’s option, any part (equal to C$1,000 or an integral multiple thereof), of each Holder’s Notes of each series on the terms set forth in this Section 2.03(l) (in this Section, the “Change of Control Offer”). In the Change of Control Offer, the Company shall offer payment in cash equal to 101% of the aggregate principal amount of such Notes plus accrued and unpaid interest, if any, on the Notes of the series to be repurchased to the date of repurchase (in this Section, the “Change of Control Payment”).

(B)  Within 30 days following any Change of Control Triggering Event, the Company shall deliver a notice to each Holder of the Notes of the series to be repurchased, with a copy to the Notes Trustee for such series, describing the transaction or transactions that constitute the Change of Control Triggering Event and offering to repurchase the Notes of such series on the payment date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is delivered (in this Section, the “Change of Control Payment Date”), pursuant to the procedures required by this Section 2.03(l) and described in such notice. The Company shall comply with the requirements of applicable securities laws and regulations in connection with the repurchase of the Notes as a result of a Change of Control Triggering Event. To the extent that the provisions of any applicable securities laws or regulations conflict with the provisions under this Section 2.03(l), the Company shall comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under this Section 2.03(l) by virtue of such conflict.

(C)  On the Change of Control Payment Date, the Company will, to the extent lawful:

(I)  accept for payment all Notes of such series or portions of the Notes of such series properly tendered pursuant to the Change of Control Offer;

(II)  deposit with the Notes Trustee an amount equal to the Change of Control Payment in respect of all Notes of such series or portions of the Notes of such series properly tendered; and

(III)  deliver or cause to be delivered to the Notes Trustee the Notes of such series properly accepted, together with an Officer’s Certificate stating the aggregate principal amount of the Notes of such series or portions of the Notes of such series being purchased by the Company.

(D)  The Notes Trustee will promptly deliver to each Holder of properly tendered Notes of such series the purchase price for such Notes, and the Notes Trustee will, upon receipt of a Company Order to authenticate, promptly authenticate and deliver (or cause to be transferred by book-entry) to each such Holder a new Note equal in principal amount to any unpurchased portion of any such Note surrendered; provided that each new Note will be in a principal amount of C$2,000 and integral multiples of C$1,000 in excess thereof.

(E)  The Company will not be required to make a Change of Control Offer upon a Change of Control Triggering Event if a third party makes such an offer in the manner, at the times and otherwise in compliance with the requirements for an offer made by the Company and such third party purchases all Notes of such series properly tendered and not withdrawn under its offer.

(m)  Place of Payment. So long as the Notes are in global form, the Place of Payment for the Notes will be Toronto, Ontario.

(n)  Trustee. Pursuant to the Indenture, the Notes Trustee is hereby appointed as trustee of the Notes and all future series of Securities for which it may be designated to act as Trustee by Company Order delivered to it prior to the issuance of such series of Securities and the Notes Trustee hereby accepts such appointment. The Co-Trustee acknowledges and agrees with the Company and the Notes Trustee that (i) the Co-Trustee is not a trustee of the Notes, and (ii) the Co-Trustee shall not act as Paying Agent, Security Registrar or Transfer Agent for the Notes unless so appointed by the Company.

Section 2.04 Execution of the Notes.

For purposes of Section 303 of the Indenture, the Treasurer may execute the Notes, which may be attested by the Assistant Secretary.

ARTICLE III

EVENTS OF DEFAULT

Section 3.01 Events of Default.

For the benefit of Holders of the Notes, the failure by the Company to comply with its obligations set forth in Section 2.03(l) hereof is an Event of Default and shall be added to Section 501 of the Indenture and considered as clause (7) to Section 501 with respect to the Notes for all purposes of the Indenture.

ARTICLE IV

MISCELLANEOUS PROVISIONS

Section 4.01 Effect of Second Supplemental Indenture.

(a)  This Second Supplemental Indenture is a supplemental indenture within the meaning of Section 901 of the Indenture, and the Indenture shall be read together with this Second Supplemental Indenture and shall have the same effect over the Notes in the same manner as if the provisions of the Indenture and this Second Supplemental Indenture were contained in the same instrument.

(b)  In all other respects, the Indenture is confirmed by the parties hereto as supplemented by the terms of this Second Supplemental Indenture.

Section 4.02 Governing Law.

This Second Supplemental Indenture and the Notes shall be governed by and construed in accordance with the laws of the State of New York. For greater certainty, the exercise, performance or discharge by the Notes Trustee of any of its rights, powers, duties, or responsibilities hereunder shall be construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable thereto.

Section 4.03 Effect of Headings and Table of Contents.

The Article and Section headings herein are for convenience only and shall not affect the construction hereof.

Section 4.04 Successors and Assigns.

All covenants and agreements in this Second Supplemental Indenture by the Company shall bind its successors and assigns, whether so expressed or not.

Section 4.05 Severability Clause.

In case any provision in this Second Supplemental Indenture or in any Notes, as applicable, shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

Section 4.06 Interest Act.

For purposes of the Interest Act (Canada), where interest is required to be calculated on the basis of any period of less than a calendar year, the yearly rate of interest which is equivalent to such rate of interest for such period of less than one year may be determined by multiplying such rate of interest by a fraction, the numerator of which is the actual number of days in the year in which such interest is payable and the denominator of which is the number of days in such period.

Section 4.07 Benefits of Indenture.

Nothing in this Second Supplemental Indenture or in the Notes, as the case may be, express or implied, shall give to any Person, other than the parties hereto, any Authenticating Agent, any Paying Agent, any Security Registrar and their successors hereunder, the Holders of the Notes, any benefit or any legal or equitable right, remedy or claim under this Second Supplemental Indenture.

Section 4.08 Counterparts.

This Second Supplemental Indenture may be executed in any number of counterparts, each of which so executed shall be deemed to be an original, but all such counterparts shall together constitute but one and the same Indenture. Counterparts may be delivered via facsimile, electronic mail, electronic signatures (including, without limitation, DocuSign and AdobeSign) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes. Facsimile, documents executed, scanned and transmitted electronically and electronic signatures, including those created or transmitted through a software platform or application, shall be deemed original signatures for purposes of this Indenture and all other related documents and all matters and agreements related thereto, with such facsimile, scanned and electronic signatures having the same legal effect as original signatures. The parties hereto agree that this Second Supplemental Indenture or any other related document or any instrument, agreement or document necessary for the consummation of the transactions contemplated by this Indenture or the other related documents or related hereto or thereto (including, without limitation, addendums, amendments, notices, instructions, communications with respect to the delivery of securities or the wire transfer of funds or other communications) (“Executed Documentation”) may be accepted, executed or agreed to through the use of an electronic signature in accordance with applicable laws, rules and regulations in effect from time to time applicable to the effectiveness and enforceability of electronic signatures. Any Executed Documentation accepted, executed or agreed to in conformity with such laws, rules and regulations will be binding on all parties hereto to the same extent as if it were physically executed and each party hereby consents to the use of any third party electronic signature capture service providers as may be reasonably chosen by a signatory hereto or thereto. When the Notes Trustee acts on any Executed Documentation sent by electronic transmission, the Notes Trustee will not be responsible or liable for any losses, costs or expenses arising directly or indirectly from its reliance upon and compliance with such Executed Documentation, notwithstanding that such Executed Documentation (a) may not be an authorized or authentic communication of the party involved or in the form such party sent or intended to send (whether due to fraud, distortion or otherwise) or (b) may conflict with, or be inconsistent with, a subsequent written instruction or communication; it being understood and agreed that the Notes Trustee shall conclusively presume that Executed Documentation that purports to have been sent by an authorized officer of a person has been sent by an authorized officer of such person. The party providing Executed Documentation through electronic transmission or otherwise with electronic signatures agrees to assume all risks arising out of such electronic methods, including, without limitation, the risk of the Notes Trustee acting on unauthorized instructions and the risk of interception and misuse by third parties.

Section 4.09 Acceptance of Trusts.

The Notes Trustee hereby accepts the trusts in this Second Supplemental Indenture declared and provided for and agrees to perform the same upon the terms and conditions set forth in the Indenture and in trust for the Holders from time to time, subject to the terms and conditions of the Indenture.

Section 4.10 Effective Time.

This Second Supplemental Indenture shall become effective upon the execution and delivery of this Second Supplemental Indenture by the Company and the Notes Trustee.

* * * * *

IN WITNESS WHEREOF, the parties hereto have caused this Second Supplemental Indenture to be duly executed and attested, all as of the day and year first written above.

THOMSON REUTERS CORPORATION, as Issuer

By:	/s/ Chad MacLean
Name: Chad MacLean Title: Treasurer

WEST PUBLISHING CORPORATION, as a Subsidiary Guarantor

By:	/s/ Ragunath Ramanathan
Name: Ragunath Ramanathan Title: President

THOMSON REUTERS APPLICATIONS INC., as a Subsidiary Guarantor

By:	/s/ Ragunath Ramanathan
Name: Ragunath Ramanathan Title: President

THOMSON REUTERS (TAX & ACCOUNTING) INC., as a Subsidiary Guarantor

By:	/s/ Elizabeth Beastrom
Name: Elizabeth Beastrom Title: President

COMPUTERSHARE TRUST COMPANY OF CANADA, as Notes Trustee

By:	/s/ Neil Scott
Name: Neil Scott Title: Corporate Trust Officer

By:	/s/ Mohanie Shivprasad
Name: Mohanie Shivprasad Title: Associate Trust Officer

DEUTSCHE BANK TRUST COMPANY AMERICAS, as Co-Trustee

By:	/s/ Rodney Gaughan
Name: Rodney Gaughan Title: Vice President

By:	/s/ Denise Kellerk
Name: Denise Kellerk Title: Vice President

EXHIBIT I

(Form of 2029 Global Notes)

Unless this certificate is presented by an authorized representative of CDS Clearing and Depository Services Inc. (“CDS”) to Thomson Reuters Corporation (the “Issuer”) or its agent for registration of transfer, exchange or payment, and any certificate issued in respect thereof is registered in the name of CDS & CO., or in such other name as is requested by an authorized representative of CDS (and any payment is made to CDS & CO. or to such other entity as is requested by an authorized representative of CDS), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL since the registered holder hereof, CDS & CO., has a property interest in the securities represented by this certificate herein and it is a violation of its rights for another person to hold, transfer or deal with this certificate.

UNLESS PERMITTED UNDER CANADIAN SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE JANUARY 18, 2027.

THOMSON REUTERS CORPORATION

4.130% Notes due 2029

No. A-1

C$●

CUSIP:884903BY0

ISIN: CA884903BY06

THOMSON REUTERS CORPORATION, a corporation duly organized and existing under the laws of the Province of Ontario (herein called the “Corporation”, which term includes any successor Person under the Indenture hereinafter referred to), for value received, hereby promises to pay to CDS & Co., or its registered assigns, the principal sum of C$● (● CANADIAN DOLLARS) on September 17, 2029, at the office or agency of the Corporation referred to below, and to pay interest thereon on ●, 20● and semi-annually thereafter, on March 17 and September 17 in each year, from September 17, 2026, or from the most recent Interest Payment Date to which interest has been paid or duly provided for, at the rate of 4.130% per annum, until the principal hereof is paid or duly provided for, and (to the extent lawful) to pay on demand interest on any overdue interest at the rate borne by the Securities from the date on which such overdue interest becomes payable to the date payment of such interest has been made or duly provided for. The interest so payable, and punctually paid or duly provided for, on any Interest Payment Date will, as provided in such Indenture, be paid to the Person in whose name this Security is registered at the close of business on the Regular Record Date for such interest, which shall be March 1 or September 1 (whether or not a Business Day), as the case may be, next preceding such Interest Payment Date. Any such interest not so punctually paid or duly provided for shall forthwith cease to be payable to the Holder on such Regular Record Date, and such defaulted interest and (to the extent lawful) interest on such defaulted interest at the rate borne by the Securities, may be paid to the Person in whose name this Security is registered at the close of business on a Special Record Date for the payment of such Defaulted Interest to be fixed by the Trustee, notice whereof shall be given to Holders not less than 10 days prior to such Special Record Date, or may be paid at any time in any other lawful manner not inconsistent with the requirements of any securities exchange on which the Securities may be listed, and upon such notice as may be required by such exchange, all as more fully provided in said Indenture.

Reference is hereby made to the further provisions of this Security set forth on the reverse hereof, which further provisions shall for all purposes have the same effect as if set forth at this place.

Unless the certificate of authentication hereon has been duly executed by the Trustee by manual or electronic signature, this Security shall not be entitled to any benefit under the Indenture, or be valid or obligatory for any purpose.

IN WITNESS WHEREOF, the Corporation has caused this instrument to be duly executed and attested.

Dated: ●, 20●

THOMSON REUTERS CORPORATION

By:
Name: Title:

Attest:
Name: Title:

TRUSTEE’S CERTIFICATE OF AUTHENTICATION

This is one of the Securities of the series designated as the 4.130% Notes due 2029, and issued under the Indenture as described herein.

COMPUTERSHARE TRUST COMPANY OF CANADA, as Trustee

Dated: ●, 20●	By:
Authorized Officer

THIS CERTIFICATE OF THE TRUSTEE SIGNED ON THE SECURITIES WILL NOT BE CONSTRUED AS A REPRESENTATION OR WARRANTY BY THE TRUSTEE AS TO THE VALIDITY OF THE INDENTURE OR OF THE SECURITIES OR OF THEIR ISSUANCE AND THE TRUSTEE WILL IN NO RESPECT BE LIABLE OR ANSWERABLE FOR THE USE MADE OF SUCH SECURITIES OR ANY OF THEM OR THE PROCEEDS THEREOF. THIS CERTIFICATE OF THE TRUSTEE SIGNED ON THE SECURITIES WILL, HOWEVER, BE A REPRESENTATION AND WARRANTY BY THE TRUSTEE THAT THE SECURITIES HAVE BEEN DULY AUTHENTICATED BY OR ON BEHALF OF THE TRUSTEE PURSUANT TO THE PROVISIONS OF THE INDENTURE.

Reverse of Security

This Security is one of a duly authorized issue of securities of the Corporation designated as its 4.130% Notes due 2029 (herein called the “Securities”) issued under an Indenture dated as of September 17, 2026 (herein called the “Base Indenture”) among the Corporation, West Publishing Corporation (“West Publishing”), Thomson Reuters Applications Inc. (“Thomson Reuters Applications”) and Thomson Reuters (Tax & Accounting) Inc. (“Thomson Reuters (Tax & Accounting)” and together, with West Publishing and Thomson Reuters Applications, the “Subsidiary Guarantors”), Computershare Trust Company of Canada, as Canadian trustee (herein called the “Trustee”, which term includes any successor trustee under the Indenture) and Deutsche Bank Trust Company Americas, as U.S. trustee (herein called the “U.S. Trustee”) and a Second Supplemental Indenture between the Corporation, the Subsidiary Guarantors, the Trustee and the U.S. Trustee as of September 17, 2026 (the “Second Supplemental Indenture,” and collectively referred to herein as, the “Indenture”), to which Indenture and all indentures supplemental thereto reference is hereby made for a statement of the respective rights, limitations of rights, duties, obligations and immunities thereunder of the Corporation, the Trustee and the Holders, and of the terms upon which the Securities are, and are to be, authenticated and delivered. This Security is a global Security representing C$● aggregate principal amount of the Securities.

The Securities will be direct, unsecured obligations of the Corporation and will initially be guaranteed by the Subsidiary Guarantors. The Securities will rank equally with all other unsecured and unsubordinated indebtedness of the Corporation.

Payment of the principal of (and premium, if any, on) and interest on this Security will be made at the office or agency of the Corporation maintained or caused to be maintained for that purpose in Toronto, Ontario or at such other office or agency of the Corporation as may be maintained or caused to be maintained for such purpose, in such coin or currency of Canada as at the time of payment is legal tender for payment of public and private debts; provided, however, that payment of the principal (and premium, if any) and interest may be made at the option of the Corporation (i) by cheque mailed to the address of the Person entitled thereto as such address shall appear on the Security Register or (ii) by wire transfer to an account maintained by the payee located in the United States or Canada; provided, that principal paid in relation to any Security, redeemed at the option of the Corporation or upon Maturity, shall be paid to the Holder of such Security only upon presentation and surrender of such Security to such office or agency referred to above.

This Security is not subject to any sinking fund.

Where any Non-Canadian Person (i) assumes the Corporation’s obligations hereunder as a result of an amalgamation, consolidation, merger, conveyance, transfer or lease effected in compliance with Article Eight of the Indenture or (ii) becomes a Co-Obligor under the Securities in accordance with Section 2.03(j) of the Second Supplemental Indenture, (A) such Non-Canadian Person will pay to the Holders such additional amounts as may be payable under the Second Supplemental Indenture and (B) the Securities will be redeemable, at such Non-Canadian Person’s option, in whole and not in part, at any time, on the other terms and conditions as set forth in the Second Supplemental Indenture.

The Securities are subject to redemption upon not less than 10 days’ and not more than 60 days’ notice, at any time, as a whole or in part, at the election of the Corporation, at a Redemption Price which is equal to the greater of (i) the 2029 Canada Yield Price and (ii) 100% of the principal amount of the 2029 Notes, in each case together with accrued and unpaid interest to the Redemption Date, all as provided in the Indenture. Such accrued interest and the Redemption Price will be calculated on the basis of a 365-day year. Unless the Corporation defaults in the payment of the Redemption Price, on or after the Redemption Date, interest will cease to accrue on the Securities or the portions thereof called for redemption.

“2029 Canada Yield Price” means a price equal to the price of a 2029 Note, exclusive of accrued and unpaid interest, calculated to provide a yield to the 2029 Maturity Date, compounded semi-annually and calculated in accordance with generally accepted financial practice, equal to the Government of Canada Yield calculated on the date on which the Company gives notice of redemption pursuant to the Indenture, plus 0.16%.

“Government of Canada Yield” as at any date, means the arithmetic average of the respective percentages determined by two major Canadian investment dealers selected by the Company to be the yield to maturity, which, assuming semi-annual compounding, would be carried by a non-callable Government of Canada bond, having a term to maturity equal to the remaining term to the maturity, and issued in Canadian dollars in Canada at 100% of its principal amount.

In the case of any redemption of Securities, interest installments whose Stated Maturity is on or prior to the Redemption Date will be payable to the Holders of such Securities of record at the close of business on the relevant record date referred to on the face hereof. Securities (or portions thereof) for whose redemption provision is made in accordance with the Indenture shall cease to bear interest from and after the Redemption Date.

In the event of redemption of this Security in part only, a new Security or Securities for the unredeemed portion hereof shall be issued in the name of the Holder hereof upon the cancellation hereof.

The Securities will be subject to certain restrictive covenants as provided in the Second Supplemental Indenture. If a Change of Control Triggering Event (as defined in the Second Supplemental Indenture) occurs, unless the Corporation has exercised its right to redeem the Securities, the Corporation will be required to make an offer to repurchase the Securities on the terms and subject to the conditions set forth in Section 2.03(l) of the Second Supplemental Indenture except that the Corporation will not be required to make such an offer if a third party makes such an offer in the manner, at the times and otherwise in compliance with the requirements for an offer made by the Corporation, and such third party purchases all Securities properly tendered and not withdrawn under its offer.

If an Event of Default (including any additional Events of Default as set forth in the Second Supplemental Indenture) shall occur and be continuing, the principal of the Securities may be declared due and payable in the manner and with the effect provided in the Indenture.

The Indenture contains provisions for defeasance at any time of (a) the entire indebtedness of the Corporation on this Security and (b) certain restrictive covenants and the related Defaults and Events of Default, in each case upon compliance by the Corporation with certain conditions set forth therein, which provisions apply to this Security.

The Corporation has the right at any time, without notice to or consent of the Holders, to designate one of its Wholly-Owned Subsidiaries (as defined in the Second Supplemental Indenture) to assume, as co-obligor (a “Co-Obligor”) on a joint and several basis with the Corporation, all obligations of the Corporation under the Indenture (insofar as it applies to the Securities) and the Securities, provided that the conditions set out in the Indenture are satisfied. The obligations of the Co-Obligor under the Securities shall rank equally with all of the Co-Obligor’s other unsecured and unsubordinated obligations.

The Indenture permits, with certain exceptions as therein provided, the amendment thereof and the modification of the rights and obligations of the Corporation and the rights of the Holders of the Securities of such series affected thereby under the Indenture at any time by the Corporation and the Trustee with the consent of the Holders of not less than a majority in aggregate principal amount of all affected Securities at the time Outstanding. The Indenture also contains provisions permitting the Holders of specified percentages in aggregate principal amount of the Securities at the time Outstanding, on behalf of the Holders of all the Securities affected thereby, to waive compliance by the Corporation with certain provisions of the Indenture and certain past defaults under the Indenture and their consequences. Any such consent or waiver by or on behalf of the Holder of this Security shall be conclusive and binding upon such Holder and upon all future Holders of this Security and of any Security issued upon the registration of transfer hereof or in exchange herefor or in lieu hereof whether or not notation of such consent or waiver is made upon this Security.

The Corporation may from time to time, without notice to or the consent of the Holders, create and issue further Securities ranking pari passu with the Securities in all respects (or in all respects except for the payment of interest accruing prior to the issue date of the Securities or except for the first payment of interest following the issue date of the Securities) and so that such further Securities may be consolidated and form a single series with the Securities and have the same terms as to status, redemption or otherwise as the Securities.

No reference herein to the Indenture and no provision of this Security or of the Indenture shall alter or impair the obligation of the Corporation, which is absolute and unconditional, to pay the principal of (and premium, if any, on) and interest on this Security at the times, place, and rate, and in the coin or currency, herein prescribed.

As provided in the Indenture and subject to certain limitations therein set forth, the transfer of this Security is registerable on the Security Register of the Corporation, upon surrender of this Security for registration of transfer at the office or agency of the Corporation maintained or caused to be maintained for such purpose in the Province of Ontario or at a central register maintained by the Trustee at the Corporate Trust Office in Toronto, Ontario, duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to the Corporation and the Security Registrar duly executed by, the Holder hereof or his attorney duly authorized in writing, and thereupon one or more new Securities, of authorized denominations and for the same aggregate principal amount, will be issued to the designated transferee or transferees.

The Securities are issuable only in registered form without coupons in initial denominations of C$2,000 and subsequent multiples of C$1,000 in excess thereof. As provided in the Indenture and subject to certain limitations therein set forth, the Securities are exchangeable for a like aggregate principal amount of Securities of a different authorized denomination, as requested by the Holder surrendering the same.

No service charge shall be made for any registration of transfer or exchange of Securities, but the Corporation may require payment of a sum sufficient to cover any tax or other governmental charge imposed in connection therewith, other than certain exchanges as specified in the Indenture.

Prior to the time of due presentment of this Security for registration of transfer, the Corporation, the Trustee and any agent of the Corporation or the Trustee may treat the Person in whose name this Security is registered as the owner hereof for all purposes, whether or not this Security be overdue, and none of the Corporation, the Trustee or any agent shall be affected by notice to the contrary.

Any money that the Corporation deposits with the Trustee or any Paying Agent or held by the Corporation in trust for the payment of principal of (or premium, if any) or any interest on the Securities that remains unclaimed for two years after the date upon which the principal, premium, if any, or interest are due and payable, will be repaid to the Corporation upon the Corporation’s request subject to the mandatory provisions of any applicable unclaimed property law. After that time, unless otherwise required by mandatory provisions of any unclaimed property law, the Holder will be able to seek any payment to which that Holder may be entitled to collect only from the Corporation.

The Corporation’s obligation to pay the principal of (or premium, if any) and interest on the Securities will cease if the Securities are not presented for payment within a period of ten years and a claim for interest is not made within five years from the date on which such principal, premium, if any, or interest, as the case may be, becomes due and payable.

The Indenture and this Security shall be governed by and construed in accordance with the laws of the State of New York. The exercise, performance or discharge by the Canadian Trustee of any of its rights, powers, duties or responsibilities thereunder shall be construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable thereto.

All terms used in this Security which are defined in the Indenture shall have the meanings assigned to them in the Indenture.

EXHIBIT II

(Form of 2031 Global Notes)

Unless this certificate is presented by an authorized representative of CDS Clearing and Depository Services Inc. (“CDS”) to Thomson Reuters Corporation (the “Issuer”) or its agent for registration of transfer, exchange or payment, and any certificate issued in respect thereof is registered in the name of CDS & CO., or in such other name as is requested by an authorized representative of CDS (and any payment is made to CDS & CO. or to such other entity as is requested by an authorized representative of CDS), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL since the registered holder hereof, CDS & CO., has a property interest in the securities represented by this certificate herein and it is a violation of its rights for another person to hold, transfer or deal with this certificate.

UNLESS PERMITTED UNDER CANADIAN SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE JANUARY 18, 2027.

THOMSON REUTERS CORPORATION

4.480% Notes due 2031

No. B-1

C$●

CUSIP:884903BZ7

ISIN: CA884903BZ70

THOMSON REUTERS CORPORATION, a corporation duly organized and existing under the laws of the Province of Ontario (herein called the “Corporation”, which term includes any successor Person under the Indenture hereinafter referred to), for value received, hereby promises to pay to CDS & Co., or its registered assigns, the principal sum of C$● (● CANADIAN DOLLARS) on September 17, 2031, at the office or agency of the Corporation referred to below, and to pay interest thereon on ●, 20● and semi-annually thereafter, on March 17 and September 17 in each year, from September 17, 2026, or from the most recent Interest Payment Date to which interest has been paid or duly provided for, at the rate of 4.480% per annum, until the principal hereof is paid or duly provided for, and (to the extent lawful) to pay on demand interest on any overdue interest at the rate borne by the Securities from the date on which such overdue interest becomes payable to the date payment of such interest has been made or duly provided for. The interest so payable, and punctually paid or duly provided for, on any Interest Payment Date will, as provided in such Indenture, be paid to the Person in whose name this Security is registered at the close of business on the Regular Record Date for such interest, which shall be March 1 or September 1 (whether or not a Business Day), as the case may be, next preceding such Interest Payment Date. Any such interest not so punctually paid or duly provided for shall forthwith cease to be payable to the Holder on such Regular Record Date, and such defaulted interest and (to the extent lawful) interest on such defaulted interest at the rate borne by the Securities, may be paid to the Person in whose name this Security is registered at the close of business on a Special Record Date for the payment of such Defaulted Interest to be fixed by the Trustee, notice whereof shall be given to Holders not less than 10 days prior to such Special Record Date, or may be paid at any time in any other lawful manner not inconsistent with the requirements of any securities exchange on which the Securities may be listed, and upon such notice as may be required by such exchange, all as more fully provided in said Indenture.

Reference is hereby made to the further provisions of this Security set forth on the reverse hereof, which further provisions shall for all purposes have the same effect as if set forth at this place.

Unless the certificate of authentication hereon has been duly executed by the Trustee by manual or electronic signature, this Security shall not be entitled to any benefit under the Indenture, or be valid or obligatory for any purpose.

IN WITNESS WHEREOF, the Corporation has caused this instrument to be duly executed and attested.

Dated: ●, 20●

THOMSON REUTERS CORPORATION

By:
Name: Title:

Attest:
Name: Title:

TRUSTEE’S CERTIFICATE OF AUTHENTICATION

This is one of the Securities of the series designated as the 4.480% Notes due 2031, and issued under the Indenture as described herein.

COMPUTERSHARE TRUST COMPANY OF CANADA, as Trustee

Dated: ●, 20●	By:
Authorized Officer

THIS CERTIFICATE OF THE TRUSTEE SIGNED ON THE SECURITIES WILL NOT BE CONSTRUED AS A REPRESENTATION OR WARRANTY BY THE TRUSTEE AS TO THE VALIDITY OF THE INDENTURE OR OF THE SECURITIES OR OF THEIR ISSUANCE AND THE TRUSTEE WILL IN NO RESPECT BE LIABLE OR ANSWERABLE FOR THE USE MADE OF SUCH SECURITIES OR ANY OF THEM OR THE PROCEEDS THEREOF. THIS CERTIFICATE OF THE TRUSTEE SIGNED ON THE SECURITIES WILL, HOWEVER, BE A REPRESENTATION AND WARRANTY BY THE TRUSTEE THAT THE SECURITIES HAVE BEEN DULY AUTHENTICATED BY OR ON BEHALF OF THE TRUSTEE PURSUANT TO THE PROVISIONS OF THE INDENTURE.

Reverse of Security

This Security is one of a duly authorized issue of securities of the Corporation designated as its 4.480% Notes due 2031 (herein called the “Securities”) issued under an Indenture dated as of September 17, 2026 (herein called the “Base Indenture”) among the Corporation, West Publishing Corporation (“West Publishing”), Thomson Reuters Applications Inc. (“Thomson Reuters Applications”) and Thomson Reuters (Tax & Accounting) Inc. (“Thomson Reuters (Tax & Accounting)” and together, with West Publishing and Thomson Reuters Applications, the “Subsidiary Guarantors”), Computershare Trust Company of Canada, as Canadian trustee (herein called the “Trustee”, which term includes any successor trustee under the Indenture) and Deutsche Bank Trust Company Americas, as U.S. trustee (herein called the “U.S. Trustee”) and a Second Supplemental Indenture between the Corporation, the Subsidiary Guarantors, the Trustee and the U.S. Trustee as of September 17, 2026 (the “Second Supplemental Indenture,” and collectively referred to herein as, the “Indenture”), to which Indenture and all indentures supplemental thereto reference is hereby made for a statement of the respective rights, limitations of rights, duties, obligations and immunities thereunder of the Corporation, the Trustee and the Holders, and of the terms upon which the Securities are, and are to be, authenticated and delivered. This Security is a global Security representing C$● aggregate principal amount of the Securities.

The Securities will be direct, unsecured obligations of the Corporation and will initially be guaranteed by the Subsidiary Guarantors. The Securities will rank equally with all other unsecured and unsubordinated indebtedness of the Corporation.

Payment of the principal of (and premium, if any, on) and interest on this Security will be made at the office or agency of the Corporation maintained or caused to be maintained for that purpose in Toronto, Ontario or at such other office or agency of the Corporation as may be maintained or caused to be maintained for such purpose, in such coin or currency of Canada as at the time of payment is legal tender for payment of public and private debts; provided, however, that payment of the principal (and premium, if any) and interest may be made at the option of the Corporation (i) by cheque mailed to the address of the Person entitled thereto as such address shall appear on the Security Register or (ii) by wire transfer to an account maintained by the payee located in the United States or Canada; provided, that principal paid in relation to any Security, redeemed at the option of the Corporation or upon Maturity, shall be paid to the Holder of such Security only upon presentation and surrender of such Security to such office or agency referred to above.

This Security is not subject to any sinking fund.

Where any Non-Canadian Person (i) assumes the Corporation’s obligations hereunder as a result of an amalgamation, consolidation, merger, conveyance, transfer or lease effected in compliance with Article Eight of the Indenture or (ii) becomes a Co-Obligor under the Securities in accordance with Section 2.03(j) of the Second Supplemental Indenture, (A) such Non-Canadian Person will pay to the Holders such additional amounts as may be payable under the Second Supplemental Indenture and (B) the Securities will be redeemable, at such Non-Canadian Person’s option, in whole and not in part, at any time, on the other terms and conditions as set forth in the Second Supplemental Indenture.

Prior to August 17, 2031, the Securities are subject to redemption upon not less than 10 days’ and not more than 60 days’ notice, at any time, as a whole or in part, at the election of the Corporation, at a Redemption Price which is equal to the greater of (i) the 2031 Canada Yield Price and (ii) 100% of the principal amount of the 2031 Notes, in each case together with accrued and unpaid interest to the Redemption Date, all as provided in the Indenture. On or after August 17, 2031, the Securities are subject to redemption upon not less than 10 days’ and not more than 60 days’ notice, at any time, as a whole or in part, at the election of the Corporation, at a Redemption Price equal to 100% of the principal amount of the 2031 Notes, together with accrued and unpaid interest to the Redemption Date, all as provided in the Indenture. Such accrued interest and the Redemption Price will be calculated on the basis of a 365-day year. Unless the Corporation defaults in the payment of the Redemption Price, on or after the Redemption Date, interest will cease to accrue on the Securities or the portions thereof called for redemption.

“2031 Canada Yield Price” means a price equal to the price of a 2031 Note, exclusive of accrued and unpaid interest, calculated to provide a yield to the 2031 Par Call Date, compounded semi-annually and calculated in accordance with generally accepted financial practice, equal to the Government of Canada Yield calculated on the date on which the Company gives notice of redemption pursuant to the Indenture, plus 0.21%.

“Government of Canada Yield” as at any date, means the arithmetic average of the respective percentages determined by two major Canadian investment dealers selected by the Company to be the yield to the 2031 Par Call Date, which, assuming semi-annual compounding, would be carried by a non-callable Government of Canada bond, having a term to maturity equal to the remaining term to the 2031 Par Call Date, and issued in Canadian dollars in Canada at 100% of its principal amount.

In the case of any redemption of Securities, interest installments whose Stated Maturity is on or prior to the Redemption Date will be payable to the Holders of such Securities of record at the close of business on the relevant record date referred to on the face hereof. Securities (or portions thereof) for whose redemption provision is made in accordance with the Indenture shall cease to bear interest from and after the Redemption Date.

In the event of redemption of this Security in part only, a new Security or Securities for the unredeemed portion hereof shall be issued in the name of the Holder hereof upon the cancellation hereof.

The Securities will be subject to certain restrictive covenants as provided in the Second Supplemental Indenture. If a Change of Control Triggering Event (as defined in the Second Supplemental Indenture) occurs, unless the Corporation has exercised its right to redeem the Securities, the Corporation will be required to make an offer to repurchase the Securities on the terms and subject to the conditions set forth in Section 2.03(l) of the Second Supplemental Indenture except that the Corporation will not be required to make such an offer if a third party makes such an offer in the manner, at the times and otherwise in compliance with the requirements for an offer made by the Corporation, and such third party purchases all Securities properly tendered and not withdrawn under its offer.

If an Event of Default (including any additional Events of Default as set forth in the Second Supplemental Indenture) shall occur and be continuing, the principal of the Securities may be declared due and payable in the manner and with the effect provided in the Indenture.

The Indenture contains provisions for defeasance at any time of (a) the entire indebtedness of the Corporation on this Security and (b) certain restrictive covenants and the related Defaults and

Events of Default, in each case upon compliance by the Corporation with certain conditions set forth therein, which provisions apply to this Security.

The Corporation has the right at any time, without notice to or consent of the Holders, to designate one of its Wholly-Owned Subsidiaries (as defined in the Second Supplemental Indenture) to assume, as co-obligor (a “Co-Obligor”) on a joint and several basis with the Corporation, all obligations of the Corporation under the Indenture (insofar as it applies to the Securities) and the Securities, provided that the conditions set out in the Indenture are satisfied. The obligations of the Co-Obligor under the Securities shall rank equally with all of the Co-Obligor’s other unsecured and unsubordinated obligations.

The Indenture permits, with certain exceptions as therein provided, the amendment thereof and the modification of the rights and obligations of the Corporation and the rights of the Holders of the Securities of such series affected thereby under the Indenture at any time by the Corporation and the Trustee with the consent of the Holders of not less than a majority in aggregate principal amount of all affected Securities at the time Outstanding. The Indenture also contains provisions permitting the Holders of specified percentages in aggregate principal amount of the Securities at the time Outstanding, on behalf of the Holders of all the Securities affected thereby, to waive compliance by the Corporation with certain provisions of the Indenture and certain past defaults under the Indenture and their consequences. Any such consent or waiver by or on behalf of the Holder of this Security shall be conclusive and binding upon such Holder and upon all future Holders of this Security and of any Security issued upon the registration of transfer hereof or in exchange herefor or in lieu hereof whether or not notation of such consent or waiver is made upon this Security.

The Corporation may from time to time, without notice to or the consent of the Holders, create and issue further Securities ranking pari passu with the Securities in all respects (or in all respects except for the payment of interest accruing prior to the issue date of the Securities or except for the first payment of interest following the issue date of the Securities) and so that such further Securities may be consolidated and form a single series with the Securities and have the same terms as to status, redemption or otherwise as the Securities.

No reference herein to the Indenture and no provision of this Security or of the Indenture shall alter or impair the obligation of the Corporation, which is absolute and unconditional, to pay the principal of (and premium, if any, on) and interest on this Security at the times, place, and rate, and in the coin or currency, herein prescribed.

As provided in the Indenture and subject to certain limitations therein set forth, the transfer of this Security is registerable on the Security Register of the Corporation, upon surrender of this Security for registration of transfer at the office or agency of the Corporation maintained or caused to be maintained for such purpose in the Province of Ontario or at a central register maintained by the Trustee at the Corporate Trust Office in Toronto, Ontario, duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to the Corporation and the Security Registrar duly executed by, the Holder hereof or his attorney duly authorized in writing, and thereupon one or more new Securities, of authorized denominations and for the same aggregate principal amount, will be issued to the designated transferee or transferees.

The Securities are issuable only in registered form without coupons in initial denominations of C$2,000 and subsequent multiples of C$1,000 in excess thereof. As provided in the Indenture and subject to certain limitations therein set forth, the Securities are exchangeable for a like aggregate principal amount of Securities of a different authorized denomination, as requested by the Holder surrendering the same.

No service charge shall be made for any registration of transfer or exchange of Securities, but the Corporation may require payment of a sum sufficient to cover any tax or other governmental charge imposed in connection therewith, other than certain exchanges as specified in the Indenture.

Prior to the time of due presentment of this Security for registration of transfer, the Corporation, the Trustee and any agent of the Corporation or the Trustee may treat the Person in whose name this Security is registered as the owner hereof for all purposes, whether or not this Security be overdue, and none of the Corporation, the Trustee or any agent shall be affected by notice to the contrary.

Any money that the Corporation deposits with the Trustee or any Paying Agent or held by the Corporation in trust for the payment of principal of (or premium, if any) or any interest on the Securities that remains unclaimed for two years after the date upon which the principal, premium, if any, or interest are due and payable, will be repaid to the Corporation upon the Corporation’s request subject to the mandatory provisions of any applicable unclaimed property law. After that time, unless otherwise required by mandatory provisions of any unclaimed property law, the Holder will be able to seek any payment to which that Holder may be entitled to collect only from the Corporation.

The Corporation’s obligation to pay the principal of (or premium, if any) and interest on the Securities will cease if the Securities are not presented for payment within a period of ten years and a claim for interest is not made within five years from the date on which such principal, premium, if any, or interest, as the case may be, becomes due and payable.

The Indenture and this Security shall be governed by and construed in accordance with the laws of the State of New York. The exercise, performance or discharge by the Canadian Trustee of any of its rights, powers, duties or responsibilities thereunder shall be construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable thereto.

All terms used in this Security which are defined in the Indenture shall have the meanings assigned to them in the Indenture.